UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Frontier Investment Corp
(Name of Issuer)
Class A ordinary shares, par value $0.0001
(Title of Class of Securities)
G36816109
(CUSIP Number)
July 6, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	G36816109

1	Names of reporting persons
Investment Management Company

2	Check the appropriate box if a member of a Group (see instructions)
	(a)	[ ]
	(b)	[ ]

3	SEC use only

4	Citizenship or place of organization
Saudi Arabia

Number of shares beneficially owned by each reporting person with:	5	Sole voting power
500,000

	6	Shared voting power
0

	7	Sole dispositive power
500,000

	8	Shared dispositive power
0

9	Aggregate amount beneficially owned by each reporting person
500,000

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
[ ]

11	Percent of class represented by amount in Row (9)
6.5% (See Item 4)

12	Type of reporting person (see instructions)
OO

Item 1.

	(a)	Name of issuer:
Frontier Investment Corp (the “Issuer”)

	(b)	Address of issuer’s principal executive offices:
PO Box 309, Ugland House, Grand Cayman, Cayman Island E9 KY1--1104

Item 2.

	(a)	Name of person filing:
Investment Management Company (“IMC”)

	(b)	Address of principal business office or, if none, residence:
Al Othman Tower Building, 9th Floor, King Saud Road, Al Qashlah Dist., Dhahran 34232-4228, Saudi Arabia

	(c)	Citizenship:	Saudi Arabia

	(d)	Title and class of securities:	Class A ordinary shares, par value $0.0001 (“Class A ordinary shares”)

	(e)	CUSIP No.:	G36816109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Act;

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.

	(a)	Amount beneficially owned: 500,000

	(b)	Percent of class: 6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 500,000

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 500,000

		(iv)	Shared power to dispose or to direct the disposition of: 0

IMC directly owns the 500,000 Class A ordinary shares reported herein. IMC disclaims beneficial ownership in all Class A ordinary shares reported herein, except to the extent of IMC’s respective pecuniary interest therein.

All share percentage calculations in this Schedule 13G are based on 7,733,695 Class A ordinary shares outstanding as of August 17, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2023.

IMC originally acquired 2,000,000 Class A ordinary shares on July 6, 2021. The beneficial ownership included in this Schedule 13G reflects IMC’s ownership as of the date of this filing.

Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than five percent on behalf of another person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of dissolution of group. N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 22, 2023
Investment Management Company

/s/ Sheila O. Al Rowaily
Name:	Sheila O. Al Rowaily
Title:	Chief Executive Officer